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                                                             Exhibit 9(a)(10)
                                                             ----------------

N / E / W / S       R / E / L / E / A / S / E


December 20, 1999

FOR IMMEDIATE RELEASE
For more information, contact:
James L. Thrash, Senior Vice President/Chief Financial Officer, 765-747-1390
or
Douglas B. Harris, Vice President, Investor Services, 765-741-7278 http://firstmerchants.com
-------------------------

SOURCE: First Merchants Corporation

First Merchants Corporation Announces Preliminary Results of
Self Tender Offer

MUNCIE, INDIANA, December 20, 1999 -- First Merchants Corporation (NASDAQ:
FRME) today announced the preliminary results of its self tender offer to purchase its common shares.

First Merchants announced that a "preliminary count" by Wilmington Trust Company, the Depositary for the tender offer, indicates that, subject to final verification, approximately 1,130,000 shares of Common Stock have been tendered and accepted for purchase at a price of $28.00 per share. All shares duly tendered pursuant to the tender offer were accepted and will be repurchased.

The final number of shares will be determined within approximately the next three business days. The final determination is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn. Payment for the shares properly tendered will be made as promptly as practicable subject to proper delivery of shares in accordance with the terms of the tender offer.

First Merchants had announced in November its Board's authorization to buy back up to 1.2 million of its common shares. The tender offer commenced November 19, 1999, and was offering to buy up to 1.2 million shares at a price of $28.00 per share. The offer expired at 5:00 p.m., Eastern Time, on December 17, 1999. Prior to the tender offer, First Merchants had 12,057,677 shares of Common Stock outstanding. Following the purchase of shares tendered in the tender offer, First Merchants will have approximately 10,927,677 shares of Common Stock outstanding.

First Merchants Corporation is an east central Indiana bank holding company. Its subsidiaries include First Merchants Bank in Delaware County, the Madison Community Bank in Madison County, First United Bank in Henry County, Union County National Bank, the Randolph County Bank, the First National Bank of Portland in Jay County, and First Merchants Insurance Services.

First Merchants Corporation Common Stock is traded over-the-counter on the NASDAQ National Market System under the symbol FRME and is rated A+ by Standard and Poors Corporation. Quotations are carried in daily newspapers and can be found on the company's Internet web page (http://firstmerchants.com). Eight brokerage firms make a market in First Merchants Corporation stock: Robert W. Baird & Co., Inc.; Herzog, Heine, Geduld, Inc.; Howe, Barnes & Johnson, Inc.; Keefe, Bruyette & Woods, Inc.; Knight Securities, L.P.; McDonald Investments Inc.; NatCity Investments, Inc.; and Spear, Leads, and Kellog.

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